EXHIBIT 99.2

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2023

Effective Date

This Management’s Discussion and Analysis (“MD&A”), prepared as of May 10, 2023, is intended to help the reader understand the significant factors that have affected the performance of Vox Royalty Corp. and its subsidiaries (collectively “Vox” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023 and related notes thereto (the “Consolidated Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2022 and related notes thereto, which are available under Vox’s profile on SEDAR at www.sedar.com and Edgar at www.sec.gov. All dollar figures in this MD&A are expressed in United States dollars, unless stated otherwise.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Vox’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023 and related notes thereto which are available on SEDAR www.sedar.com and on Form 6-K filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information, including the primary risk factors affecting Vox, are included in the Company’s Annual Information Form dated March 14, 2023 (“AIF”) and Annual Report on Form 40-F dated March 14, 2023 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Vox’s royalty, stream and other interests, as well as a description of risk factors affecting the Company.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	3
Highlights for the Three Months Ended March 31, 2023	3
Royalty Portfolio Updates	4
Outlook for 2023	5
Asset Portfolio	5
Summary of Quarterly Results	8
Liquidity and Capital Resources	10
Off-Balance Sheet Arrangements	10
Commitments and Contingencies	10
Related Party Transactions.	11
Changes in Accounting Policies	11
Recent Accounting Pronouncements	12
Outstanding Share Data	12
Critical Accounting Judgements and Estimates	12
Financial Instruments	12
Internal Controls Over Financial Reporting	14
Forward-Looking Information	15
Third-Party Market and Technical Information	15

Abbreviations Used in This Report

Abbreviated Definitions
Periods Under Review	Interest Types		Currencies
Q1 2023 The three-month period ended March 31, 2023	“NSR”	Net smelter return royalty	“$” United States dollars
Q4 2022 The three-month period ended December 31, 2022	“GRR”	Gross revenue royalty	“A$” Australian dollars
Q3 2022 The three-month period ended September 30, 2022	“FC”	Free carry	“C$” Canadian dollars
Q2 2022 The three-month period ended June 30, 2022	“PR”	Production royalty
Q1 2022 The three-month period ended March 31, 2022	“GPR”	Gross proceeds royalty
Q4 2021 The three-month period ended December 31, 2021	“GSR”	Gross sales royalty
Q3 2021 The three-month period ended September 30, 2021	“FOB”	Free on board
Q2 2021 The three-month period ended June 30, 2021

2

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2023

Overview

Vox is a returns focused mining royalty company with a portfolio of 62 royalties and streams spanning eight jurisdictions (Australia, Canada, the United States, Brazil, Peru, Mexico, Nigeria and South Africa). The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Vox operates a unique business model within the royalty and streaming space, which it believes offers it a competitive advantage. Of these advantages, some are inherent to the Company’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Company’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,500 royalties globally (“MRO”). MRO is not commercially available to the Company’s competitors. MRO virtually integrates global mining royalties with mineral deposits and mining claims, which provides the Company with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Company, in addition to brokered royalty acquisition opportunities available to other mining royalty companies. The Company also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities.

The Company focuses on accretive acquisitions. As at the date hereof, approximately 80% of Company’s royalty and streaming assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing acquiring royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration and development stage royalties. Specifically, the Company’s portfolio currently includes six producing assets and twenty-four development stage assets on which a mining study has been completed, or that have potential to be toll-treated via a nearby mill or that may restart production operations after care and maintenance.

The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “VOX”, and on The Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “VOXR”.

Further information on Vox can be found at www.voxroyalty.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Highlights for the Three Months Ended March 31, 2023

Financial and Operating

•	Record Q1 2023 revenue of $3,580,855 (compared to revenues of $1,471,019 for the three months ended March 31, 2022);
•	Record gross profit of $2,964,857 for the three months ended March 31, 2023 (compared to $1,164,293 for the three months ended March 31, 2022);
•	Increased the quarterly cash dividend by 10% to $0.011 per common share on March 13, 2023, payable to shareholders of record as of March 31, 2023;
•	Noted significant organic development within the existing royalty portfolio, including Silver Mines Limited (“Silver Mines”) announcing a substantial resource upgrade and maiden gold resource estimate for the Bowdens silver project, Alamos Gold Inc. (“Alamos”) announcing the completion of an Environmental Impact Assessment (“EIA”) and positive Decision Statement issued by the Minister of Environment and Climate Change Canada for the Lynn Lake gold project and Treasury Metals Inc. (“Treasury”) announcing positive results for its pre-feasibility study (“PFS”) for the Goldlund gold project;
•	Strong balance sheet position at quarter end, including:
o	Cash and accounts receivable of $7,750,584;
o	Working capital of $3,683,329;
o	Total assets of $43,236,735;
•	Subsequent to March 31, 2023:
o

Silver Mines announced that the Bowdens silver project has been approved by the Independent Planning Commission of New South Wales (“IPC”) to proceed with development and production of the project, subject to conditions of consent;

o

Jangada Mines PLC (“Jangada”) announced that it has received positive test results regarding the extraction of high-grade titanium dioxide and vanadium pentoxide from its Pitombeiras vanadium titanomagnetite project in Brazil;

o	Appointed Donovan Pollitt to the Board of Directors; and
o	Shared its inaugural letter to shareholders.

Quarterly Dividends Declared and Paid

On March 13, 2023, the Board of Directors of the Company declared a quarterly dividend of $0.011 per common share payable on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023.

3

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2023

Normal Course Issuer Bid

On November 15, 2022, the Company renewed its NCIB, allowing the Company to repurchase for cancellation, up to 2,229,697 common shares during the period November 21, 2022 to November 20, 2023. The repurchases are to be made at market prices through the facilities of the TSXV or other recognized Canadian marketplaces, or through the facilities of Nasdaq. The NCIB provides the Company with the option to purchase its common shares for cancellation from time to time. The Company did not repurchase any common shares under its NCIB during Q1 2023.

Royalty Portfolio Updates1

During the quarter ended March 31, 2023, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s royalty assets.

Key development news for Q1 2023 is summarized as follows:

•	On January 19, 2023, Develop Global Limited (“Develop”) announced the following project updates for Sulphur Springs: (i) the Sulphur Springs Project has all the required approvals that allow for full regulatory implementation of the mine development and operation, (ii) the updated Sulphur Springs Resource paves the way for an increased reserve estimate, optimized mine development plan, revised project costings and the ability to explore numerous funding options, which are all currently underway by the recent key personnel appointments; and (iii) Develop completed a 15-hole (5,584 metres) Reverse-Circulation (“RC”) exploration drilling program at the Sulphur Springs and Kangaroo Caves deposits.
•	On January 30, 2023, Silver Mines announced that (i) the Independent Planning Commission of New South Wales called a Public Hearing for the 15th, 16th and 17th of February 2023 with a final determination regarding project approval to be made soon thereafter, and (ii) the Company is continuing a 15,000 metre program of diamond drilling at the Bowdens Silver Project and 3,000 metres of regional exploration drilling into the first half 2023.
•	On January 30, 2023, Genesis Minerals Ltd. (“Genesis”) announced that infill drilling at Puzzle North was completed during the quarter targeting the Inferred portions of the March 2022 maiden resource. Results have confirmed the width and grade of the shallow gold mineralization, including, 99m @ 1.1g/t, 51m @ 1.5g/t, 40m @ 1.6g/t, 34m @ 1.9g/t, 20m @ 3.1g/t, 64m @ 0.9g/t.
•	On February 6, 2023, Kalamazoo Resources Ltd. (“Kalamazoo”) released the following independent mineral resource estimate for the Ashburton Gold Project (0.5g/t open pit cutoff grade and 1.5g/t underground cutoff grade):
o	Indicated: 9,699Kt @ 2.9g/t for 911Koz contained gold.
o	Inferred: 6,491Kt @ 2.5g/t for 525Koz contained gold.
o

Additional drill targets below the current open pit resource estimate at West Olympus/Mt Olympus deposits have been identified as a result of this resource estimation work and provide potential for a further resource upgrade in 2023 according to Kalamazoo.

•	On February 8, 2023, Orla Mining Ltd. (“Orla”) announced the following project updates for South Railroad:
o

The resumption of exploration activities in mid-2022 resulted in promising drill results from multiple satellite oxide mineralized zones and targets across the 21,000-hectare South Railroad land package, with notable RC drilling results from the royalty linked deposits Pinion SB, Jasperoid Wash and POD.

o

In total, 10,573 metres of drilling (9,796 metres of RC in 61 holes and 777 metres of core in 7 holes) were completed at South Railroad in 2022, focused on oxide resource definition and expansion at multiple targets.

o	Inferred mineral resource estimates for Pinion SB, POD, Sweet Hollow, and Jasperoid Wash are expected to be updated in the second half of 2023.
o	A $10 million exploration budget is planned for South Railroad in 2023, which would include approximately 22,400 metres of drilling (16,500 metres of RC drilling and 5,900 metres of core).
•	On February 22, 2023, Treasury announced the following PFS results for the Goliath Gold Complex, which includes the Goldlund gold project:
o

Post-tax net present value at a 5% discount rate of C$336 million and post-tax internal rate of return of 25.4%, using a long-term gold price of $1,750 per ounce and a USD/CAD exchange rate of $1.00 to C$1.34.

o

Average annual production increased from 79,000 ounces to 90,000 ounces per year, with peak production increasing from 119,000 ounces to 128,000 ounces (year two), compared to the 2021 Preliminary Economic Assessment (“PEA”) for the project.

o

Expected total ounces to be produced has increased from 1.065 million ounces to 1.175 million ounces, with increased production in the first nine years of mine life based on Proven and Probable mineral reserve of 1.3 million ounces gold (30.3 million tonnes @ 1.3 g/t Au).

o

Estimated initial capital of C$335 million, which includes a 30% increase to process plant capacity (compared to the PEA), with life of mine capital of C$552 million including closure costs and salvage values and a post-tax payback period of 2.8 years.

o	Cash costs of $820/oz, All-In Sustaining Costs of $1,008/oz and annual EBITDA and free cash flows of C$145 million and C$106 million, respectively, over the first five years of production.
o	Optimization work to commence to unlock further value as Treasury moves toward a Feasibility Study.

____________________

1 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

4

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2023

•	On March 6, 2023, Alamos announced that the federal EIA for the Lynn Lake Gold Project has been completed, a positive decision statement has been issued by the Minister of Environment and Climate Change Canada, and an updated Feasibility Study is expected to be completed during the first half of 2023.
•	On March 31, 2023, Silver Mines announced that the Bowdens Silver Project Mineral Resource estimate for all categories has been upgraded as follows:
o

Compared to the September 2017 Mineral Resource estimate, the March 2023 Mineral Resource estimate represents a 50% increase in total Measured & Indicated tonnes and an 87% increase in total Inferred tonnes;

o	The revised March 2023 Mineral Resource estimate at a 30g/t silver equivalent (“AgEq”) cut-off grade is:
■	Measured: 107Mt @ 68g/t AgEq for 235Moz contained silver equivalent, or 40g/t Ag, 0.36% Zn, 0.25% Pb, 0.03g/t Au for 137Moz contained silver.
■	Indicated: 50Mt @ 55g/t AgEq for 88Moz contained silver equivalent, or 20g/t Ag, 0.38% Zn, 0.26% Pb, 0.09g/t Au for 33Moz contained silver.
■	Inferred: 43Mt @ 62g/t AgEq for 73Moz contained silver equivalent, or 14g/t Ag, 0.39% Zn, 0.29% Pb, 0.13g/t Au for 19Moz contained silver.
o	The Mineral Resource estimate also includes a maiden gold resource estimate (at a 0.2g/t gold cut-off) of:
■	Measured: 3.5Mt @ 76g/t AgEq or 0.31g/t Au, 18g/t Ag, 0.46% Zn, 0.30% Pb for 35Koz contained gold.
■	Indicated: 6.0Mt @ 71g/t AgEq or 0.31g/t Au, 12g/t Ag, 0.46% Zn, 0.31% Pb for 61Koz contained gold.
■	Inferred: 9.5Mt @ 75g/t AgEq or 0.31g/t Au, 11g/t Ag, 0.50% Zn, 0.41% Pb for 96Koz contained gold.
o	The updated Mineral Resource estimate will be used to optimize open-cut mine studies and drive Mineral Resource to Ore Reserve conversion.

Outlook for 20232

Based primarily on the public disclosure of third-party operators and management’s assessment of such disclosure, key growth assets for the Company for the remainder of 2023 include:

•	Otto Bore royalty and gold project in Western Australia, where operator Northern Star commenced production in Q3 2022;
•	Binduli North gold heap leach project in Western Australia, which officially opened in Q3 2022 and where Vox holds a A$0.50/t royalty over material from the Janet Ivy deposit;
•	Mt Ida royalty and gold project in Western Australia, which is in construction and the operator is targeting plant commissioning in Q2 2023;
•	Pitombeiras royalty and vanadium-titanium project in Brazil, where operator Jangada published successful extraction of titanium dioxide and vanadium pentoxide results on April 13, 2023 as part of ongoing project optimisation studies.;
•	Brits royalty and vanadium project in South Africa, which is located adjacent to operator Bushveld Minerals Limited’s integrated Vametco facility and which is expected to serve as an alternative source of near-surface ore feed for the Vametco Plant;
•	Bowdens royalty and silver project in Australia, with operator Silver Mines receiving development approval in April 2023; Silver Mines may now proceed with development and possible future production of the project; and
•	Sulphur Springs royalty and copper-zinc project, where updated ore reserves are expected in 2023, ahead of advancing development financing options in the second half of 2023.

Continued organic news flow is expected throughout 2023 from Vox’s operating partners and their extensive work programs on royalty-linked projects.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalties, Vox management believes that there may be opportunities to maximize the value of its assets through the sale, assignment or transfer of certain royalties, or the right to acquire certain royalties, to third parties. Vox is committed to maximizing per share shareholder value and will consider creative opportunities to achieve this commitment as the royalty and streaming sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns 62 royalties and streaming assets spanning eight jurisdictions, including 38 royalty assets in Australia and 12 in North America.

Vox held an option to acquire a royalty over certain early-stage properties in the State of Montana at any time prior to January 11, 2023. Vox did not elect to exercise its option prior to the expiry date.

____________________

2 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

5

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2023

The following table summarizes each of Vox’s royalty and streaming assets as of the date of this MD&A:

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Segilola	1.5% NSR (subject to $3.5M cap)	Gold	Nigeria	Producing	Thor Explorations Ltd.
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron Ore	Australia	Producing	Mineral Resources Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron Ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mineração Ltda.
Higginsville (Dry Creek)	A$0.74/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Producing	Karora Resources Inc.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
Bulong	1.0% NSR	Gold	Australia	Development	Black Cat Syndicate Limited
South Railroad	0.633% NSR + advance royalty payments	Gold	USA	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Limpopo (Dwaalkop)	1% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Development	Treasury Metals Inc.
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Development	China Minmetals/ Jiangxi Copper
British King	1.5% NSR on the first 10,000 oz and 5.25% stream thereafter	Gold	Australia	Development (Care & Maintenance)	Central Iron Ore Ltd
Brightstar Alpha	2.0% GRR	Gold	Australia	Development (Care & Maintenance)	Brightstar Resources Limited
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Development	ValOre Metals Corp.
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc

6

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2023

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Yellow Giant	Stream on 100% of silver produced on first 6,667 oz monthly, then 50% of monthly silver produced in excess	Silver	Canada	Development (Care & Maintenance)	MCC Canadian Gold Ventures Inc.
Mt. Moss	1.5% NSR	Base metals and silver	Australia	Development (Care & Maintenance)	Mt Moss Mining Pty Ltd.
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Brits(3)	1.75% GSR (or ~C$1.09/tonne annual cap)	Vanadium	South Africa	Development	Bushveld Minerals Limited
Montanore	$0.20/ton	Silver, copper	USA	Development	Hecla Mining Company
Kenbridge	1.0% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Development	Tartisan Nickel Corp.
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development	Kin Mining Ltd
Ashburton	1.75% GRR (>250Koz)	Gold	Australia	Exploration	Kalamazoo Resources Limited
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Goldseek Resources Inc.
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Dacian Gold Limited
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Dacian Gold Limited
Millrose	1.0% GRR	Gold	Australia	Exploration	Strickland Metals Limited
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Metalicity Limited
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Zygmund Wolski
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources Ltd.
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
Merlin & Electric Dingo	0.75% GRR (>250Koz)	Gold	Australia	Exploration	Black Cat Syndicate Limited
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1.0% NSR	Gold	Australia	Exploration	Norwest Minerals Limited
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.
Mount Monger	1.0% NSR	Gold	Australia	Exploration	Mt Monger Resources Ltd.

7

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2023

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newcrest Mining Limited
Mexico Assets	1.0% NSR	Silver, lead, zinc	Mexico	Exploration	Privately held
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Alce	3.0% GRR	Gold, copper	Peru	Exploration	Compania Minera Santa Raquel SAC
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Thaduna	1.0% NSR	Copper	Australia	Exploration	Sandfire Resources Limited
Glen	0.2% FOB RR	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Anthiby Well	0.25% GRR	Iron ore	Australia	Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Exploration	Corazon Mining Ltd.
Estrades	2.0% NSR	Gold	Canada	Exploration	Galway Metals Inc.
Opawica	0.49% NSR	Gold	Canada	Exploration	Imperial Mining Group Ltd.
Phoebe	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Cart	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Jaw	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Colossus	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$0.74/gram gold ore milled, as at February 15, 2023.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Covers the Uitvalgrond Portion 3 of the Brits project and not all reserves disclosed by Bushveld Minerals Limited.
(4)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
	$	$	$	$	$	$	$	$
Statement of income (loss) and comprehensive income (loss)
Revenue	3,580,855	2,104,758	3,181,574	1,750,754	1,471,019	574,214	1,223,493	1,314,030
Gross profit	2,964,857	1,591,909	2,463,007	1,444,878	1,164,293	199,656	946,711	1,053,487
Operating expenses	2,021,879	1,602,867	1,683,196	1,476,025	1,452,661	1,772,277	1,451,402	1,368,146
Net income (loss)	(681,239)	52,062	83,940	432,569	(240,392)	(4,320,912)	(1,251,384)	2,057,694
Earnings (loss) per share – basic and diluted	(0.02)	0.00	0.00	0.01	(0.01)	(0.11)	(0.03)	0.05
Dividends declared per share	0.011	0.01	0.01	0.00	0.00	0.00	0.00	0.00

Statement of Financial Position
Total assets	43,236,735	41,805,456	41,439,314	39,805,541	27,008,128	27,305,421	28,109,626	30,161,290
Total non-current liabilities	3,595,516	3,416,712	3,295,832	2,784,804	4,265,101	4,666,998	2,686,334	1,862,249

Statement of Cash Flows
Cash flows from (used in) operating activities	500,017	1,695,717	966,106	(209,829)	(404,825)	417,973	1,346,103	(427,511)

Three Months Ended March 31, 2023 Compared to the Three Months Ended March 31, 2022

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q1 2023” refers to the three-month period ended March 31, 2023 and the “comparable quarter” or “Q1 2022” refers to the three-month period ended March 31, 2022.

Revenue

Total revenue for Q1 2023 was $3,580,855 compared to revenues of $1,471,019 in the comparable quarter. Q1 2023 revenue growth was largely driven by royalty revenue from the Segilola gold royalty asset along with revenue earned from the Wonmunna iron ore royalty, which was acquired in Q2 2022, and therefore did not contribute to Q1 2022 revenues.

8

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2023

Operating Expenses

Operating expenses for the quarter were $2,021,879, up from $1,452,661 in the comparable quarter. The increase in expenditures was primarily related to the following:

•	Increase in project evaluation expenses during the quarter of $39,810;
•	Increase in professional fees expenditures during the quarter of $106,943;
•	Increase in share-based compensation during the quarter of $441,161. The increase was primarily related to share-based compensation related to PSUs. As the PSUs are re-valued at the end of each quarter, the increase in share price from C$3.14 at December 31, 2022 to C$4.18 at March 31, 2023, resulted in share-based compensation expense of $461,268 related to the PSUs; and
•	Reduction in corporate administration fees during the quarter of $50,867.

Other (Expenses) Income

Other expenses for the quarter was $841,155 vs. other income of $151,822 in the comparable quarter. The increase in expense was primarily related to the following:

•	In Q1 2022, Vox recorded an unrealized and realized loss on the common shares held in Electric Royalties Ltd. (“Electric”) of $196,847;
•	Expense related to the fair value change in warrants of $830,924 during the quarter vs. income of $282,372 in the comparable quarter. The increase in expense during the quarter was primarily a result of the increase in the Company’s share price at the end of the quarter compared to the beginning of the quarter vs. a flat share price in the comparable quarter, along with a shorter timeline to expiry date for warrants;
•	Loss on foreign exchange for the quarter of $63,863 vs. a gain of $63,226 in the comparable quarter; and
•	Interest income earned on cash balances during the quarter of $53,632 vs. $3,071 in the comparable quarter.

Income tax expense

During the quarter, the Company recorded a current income tax expense of $178,977 vs. $196,708 in the comparable quarter. In addition, the Company recorded a deferred income tax expense of $604,085 vs. a recovery of $92,862 in Q1 2022. The increase in income tax expense for the period is a result of the change in taxable temporary differences arising from the Company’s royalty, stream and other interests.

Net loss

The net loss and comprehensive loss for Q1 2023 was $681,239 vs. $240,392 in the comparable quarter. On a per share basis, the basic and diluted loss per share was $0.02 for the period vs. $0.01 in the comparable quarter. The net loss for each of the periods is from the results of operations discussed above.

Three Months Ended March 31, 2023 Compared to the Other Quarters Presented

Revenue

Quarterly revenue in 2021 was primarily driven by the Koolyanobbing iron ore royalty asset and the Dry Creek gold royalty asset. In December 2021, gold royalty revenue commenced from the Segilola gold royalty asset, and in May 2022, iron ore royalty revenue commenced from the Wonmunna iron ore royalty asset. Revenue derived from Segilola and Wonmunna has been relatively consistent quarter over quarter since December 2021 and May 2022, respectively.

Operating Expenses

Operating expenses have been relatively consistent quarter over quarter since Q1 2021. One of the key drivers to the increases in 2022 were related to Nasdaq listing costs. In Q2, Q3 and Q4 2022, the Company incurred Nasdaq listing costs of $148,898, $118,605, and $93,811, respectively, relating to the secondary listing of the Company. Vox commenced trading on the Nasdaq on October 10, 2022. In Q1 2023, the key driver to the increase was primarily related to share-based compensation related to PSUs. As the PSUs are re-valued at the end of each quarter, the increase in share price from C$3.14 at December 31, 2022 to C$4.18 at March 31, 2023, resulted in share-based compensation expense of $461,268 related to the PSUs.

9

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2023

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at March 31, 2023 comprised current assets of $8,372,734 including cash and cash equivalents of $4,166,474. Against current liabilities of $4,689,405, this resulted in net working capital of $3,683,239. This compares to current assets of $6,770,247 and net working capital of $3,795,951 as at December 31, 2022. Included in current liabilities at March 31, 2023 is other liabilities, comprising warrants, totalling $1,893,907 (December 31, 2022 – $176,434). The warrants will not require any cash outlay from the Company, if they were to be exercised.

Cash Flows From Operating Activities

Cash flows from operations in Q1 2023 were $500,017 vs. use of $404,825 in Q1 2022. The increase during the period is mainly a result of an increase in income from operating activities prior to non-cash working capital changes of $1,881,956, which is primarily related to the increase in royalty revenue during the quarter related to Segilola and Wonmunna, offset by an increase in accounts receivable, an increase in prepaid expenses primarily related to D&O insurance, an increase in accounts payable change, and a decrease in current income tax liabilities vs. the comparable quarter.

Cash Flows Used In Investing Activities

Cash flows used in investing activities in Q1 2023 were $52,745 vs. $831,240 earned in the comparable quarter. In the comparable period, the Company generated cash flows from investing activities as a result of proceeds from the sale of Electric shares.

Cash Flows Used In Financing Activities

Cash flows used in financing activities for Q1 2023 were $447,583 vs. $179,243 earned in the comparable quarter. During the period, the Company paid dividends totalling $447,583. Cash flows from financing activities during the comparable quarter included $65,110 to purchase and cancel Vox common shares, which was offset by proceeds of $244,353 received from the exercise of warrants.

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by third parties, nor does it hold any material equities or other temporary investments of any kind.

The Company’s management believes current financial resources will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Vox’s long-term capital requirements are primarily affected by ongoing activities related to the acquisition or creation of royalties and streams. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties or streams, Vox may seek additional debt or equity financing as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at March 31, 2023, the Company did not have any right-of-use assets or lease liabilities.

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. The Company believes that none of the litigation in which it is currently involved or have been involved with, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

The Company is committed to minimum annual lease payments for its premises, which renew on a quarterly basis, and certain consulting agreements, as follows:

April 1, 2023 to March 31, 2024
$
Leases	12,980
Consulting agreements	18,248

31,228

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2023

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,576,517
Janet Ivy(1)(4)	2,008,424
Goldlund(1)(5)	369,467
Brits(1)(6)	1,250,000
Bullabulling(2)(7)	669,475
Koolyanobbing(8)	334,737
El Molino(9)	450,000
Uley(1)(10)	147,284
Winston Lake(11)	73,893
Norbec & Millenbach(11)	18,473

11,898,270

(1)	The milestone payment(s) may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payment may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election.
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)	A milestone payment of A$3,000,000 due upon cumulative royalty receipts from Janet Ivy exceeding A$750,000.
(5)	A milestone payment of C$500,000 or issue up to a maximum of 184,399 common shares in December 2023.
(6)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(7)

Milestone payments include: (i) A$500,000 upon the project operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(8)	Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.
(9)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(10)	Milestone payment due upon commencement of commercial production.
(11)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

The Company’s management believes current and expected future financial resources will be adequate to cover anticipated achieved milestones payments for the foreseeable future, that are required to be settled in cash, without the option for the Company to settle in common shares of the Company.

Related Party Transactions

Related parties include the Company’s Board of Directors and Management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transaction during the three months ended March 31, 2023 and 2022.

Key management personnel compensation

The remuneration of directors and other members of key management personnel during the three months ended March 31, 2023 and 2022 were as follows:

	Three months ended March 31, 2023	Three months ended March 31, 2022
	$	$
Short-term employee benefits	677,211	575,860
Share-based compensation	641,599	160,254

	1,318,810	763,114

Changes in Accounting Policies

Certain new accounting standards and interpretations have been published that are currently effective requirements. These standards did not have a material impact on the Company’s current or future reporting periods.

11

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2023

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2024. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2024.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value.

As at March 31, 2023 and May 10, 2023, the issued and outstanding securities were as follows:

	May 10, 2023	March 31, 2023
	#	#
Common shares issued and outstanding	45,126,956	45,126,956
Warrants	8,697,550	8,697,550
Stock options	1,603,984	1,603,984
Restricted share units	462,126	462,126
Performance share units	902,540	902,540

Fully diluted common shares	56,793,156	56,793,156

Critical Accounting Judgements and Estimates

The preparation of the unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the unaudited condensed interim consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the unaudited condensed interim consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in Notes 2 and 3 of the unaudited condensed interim consolidated financial statements.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the three months ended March 31, 2023 and the year ended December 31, 2022.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at March 31, 2023, the Company had cash and cash equivalents of $4,166,474 (December 31, 2022 - $4,174,654) and working capital of $3,683,329 (December 31, 2022 - $3,795,951).

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2023

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and other liabilities denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at March 31, 2023, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net loss and other comprehensive income loss by $649,000.

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. None of the Company’s future revenue is hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income tax liabilities on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices include din Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices): and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2023 and December 31, 2022, the Company does not have any financial instruments measured at fair value after initial recognition, except other liabilities, which are calculated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the unaudited condensed interim consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at March 31, 2023

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Other liabilities	-	-	(1,893,907)	(1,893,907)

	-	-	(1,893,907)	(1,893,907)

As at December 31, 2022

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Other liabilities	-	-	(601,715)	(601,715)

	-	-	(601,715)	(601,715)

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2023

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at March 31, 2023 and December 31, 2022. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the unaudited condensed interim consolidated statements of income (loss) and comprehensive income (loss).

	March 31, 2023	December 31, 2022
	$	$
Balance, beginning of year	601,715	3,327,672
Change in valuation of financing warrants	830,924	(2,200,312)
Share-based compensation expense on PSUs	461,268	(525,645)

Balance, end of period	1,893,907	601,715

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. As at March 31, 2023, the capital structure of the Company consists of $34,951,814 (December 31, 2022 - $35,414,448) of total equity, consisting of share capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

Internal Controls Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes to the Company’s internal controls over financial reporting during the three months ended March 31, 2023 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2023

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenue, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and streams and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s AIF dated March 14, 2023 available at Sedar at www.sedar.com and on Edgar at www.sec.gov. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenue from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this document.

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